x.general:n-sar77D.doc
N-SAR Item 77.D.  Policies with Respect to Security
Investment



     At a meeting held on July 16, 2003, the Board of Dreyfus Investment Portfolios revised, effective November 1, 2003, the Emerging Leaders Portfolio's (the "Portfolio") policy to invest at least 80% of its assets in stocks of small companies so that, as of that date, the Portfolio, under normal circumstances, invests at least 80% of its assets in stocks of companies that the Portfolio's investment adviser, The Dreyfus Corporation, believes to be emerging leaders: companies characterized by new or innovative products, services or processes having the potential to enhance earnings or revenue growth. Based on current market conditions, the Portfolio primarily will invest in companies with market capitalizations of less than $2 billion at the time of purchase. This change to the Portfolio's investment policy is reflected in a supplement filed pursuant to Rule 497(e) under the Securities Act of 1933, as amended, dated and filed on July 17, 2003, to be attached to the Portfolio's prospectus dated May 1, 2003.